EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Magal S3 to Release Fourth Quarter and Full Year 2012 Results
on March 21, 2013

YAHUD, ISRAEL, February 28, 2013 -- Magal S3 (NASDAQ GMS: MAGS, TASE: MAGS) today announced that it intends to publish its fourth quarter and full year 2012 results on March 21, 2013.

The Company will hold an investors’ conference call on the same day, at 11 am Eastern Time.

Investors’ Conference Call Information:

To participate, please call one of the following teleconferencing numbers.  Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 668 9141
Israel Dial-in Number: 03 918 0609
UK Dial-in Number: 0 800 917 5108
International Dial-in Number:  +972 3 918 0609
at:

11 am Eastern Time; 8 am Pacific Time; 3 pm UK Time; 5 pm Israel Time

A replay link of the call will be available from the day after the call on www.magal-ssl.com.

About Magal S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, safety and site management. Over the past 42 years, Magal S3 has delivered tailor-made solutions and turnkey projects to hundreds of satisfied customers in over 80 countries in some of the world’s most demanding locations.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation cutting edge Physical Security Information Management system (PSIM). The solutions leverage our broad portfolio of unique homegrown Perimeter Intrusion Detection Systems (PIDS), advanced outdoors CCTV / IVA technology and Cyber Security solutions.

For more information:

Magal Security Systems Ltd. Eitan Livneh, CEO Tel: +972-3-539-1421 Cell: +972-54-430-7370 Assistant: Ms. Elisheva Almog E-mail: ElishevaA@magal-s3.com Web: www.magal-s3.com	CCG Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 Int’l dial: +972 3 607 4717 E-mail: magal@ccgisrael.com